Quarterly Report

For the nine months ended September 30, 2002


02060804

751 Victori[illegible] H2Y 2J3
Telephone [illegible]-7424


Power
Financial
Corporation

TO THE SHAREHOLDERS

Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2002 were $806 million or $2.23 per share, compared with $694 million or $1.93 per share for the same period in 2001. This represents a 15.5 per cent increase on a per share basis, primarily reflecting growth in the contribution to operating earnings from Power Financial's subsidiaries and affiliate.

Other income of a non-recurring nature for the nine-month period consisted of a charge of $62 million or $0.18 per share, representing the impact on the Corporation's third quarter earnings of non-operating items recorded within the Pargesa group. Other income for the nine-month period in 2001 was $270 million and was substantially offset by goodwill amortization of $75 million and Power Financial's $189 million share of specific charges recorded by Great-West Lifeco Inc. Under revised accounting standards effective January 1, 2002, goodwill is no longer amortized.

As a result, net earnings were $744 million or $2.05 per share for the nine-month period ended September 30, 2002, compared with $700 million or $1.95 per share for the same period last year.

THIRD-QUARTER RESULTS For the quarter ended September 30, 2002, operating earnings of the Corporation were $272 million or $0.75 per share, compared with $237 million or $0.66 per share in the third quarter of 2001.

Including other income, consisting of the $62 million charge described above, net earnings were $210 million or $0.57 per share in the third quarter of 2002. In the corresponding period last year, net earnings were $206 million or $0.57 per share, and included goodwill amortization of $30 million, Power Financial's $58 million share of specific charges recorded by Great-West Lifeco, and other income of $57 million.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

GREAT-WEST LIFECO INC. Net income attributable to common shareholders of Great-West Lifeco Inc. for the nine-month period ended September 30, 2002 was $696 million or $1.889 per common share, compared with $326 million or $0.877 per share reported for the same period of last year.

Adjusted to exclude goodwill amortization and non-recurring specific charges, nine-month earnings per share would have been $1.645 in 2001. When compared on this basis, nine-month earnings per share in 2002 represent an increase of 15 per cent over the 2001 figure.

INVESTORS GROUP INC. Net income attributable to common shareholders of Investors Group Inc. for the nine-month period ended September 30, 2002 was $371.8 million or $1.40 per share, compared with $279.2 million or $1.15 per share for the same period in 2001, after excluding from the 2001 figure both the one-time restructuring charge of $54.1 million after tax taken in the second quarter of last year related to the acquisition of Mackenzie Financial Corporation, and goodwill amortization. This represents an increase of 21.9 per cent on a per share basis.

A change in accounting estimates effective April 1, 2001, related to amortization of sales commissions, reduced expenses and increased earnings for the nine-month period ended September 30, 2002 by $19.8 million after tax or $0.075 per share. This change was made to bring Investors into line with industry practice and the practice of its subsidiary, Mackenzie Financial. Excluding this change, earnings per share for the nine-month period would have been $1.33, representing an increase of 15.4 per cent over the 2001 figure.

PARJOINTCO N.V. Parjointco N.V. holds Power Financial Corporation's interest in Pargesa Holding S.A. For the nine-month period ended September 30, 2002, Parjointco made a negative contribution of $2 million to Power Financial's earnings, including negative other income of $62 million in the third quarter. In the same period of last year, Parjointco contributed $110 million to net earnings, including other income of $73 million.

DIVIDENDS ON PREFERRED SHARES

A quarterly dividend was declared on the Series A First Preferred Shares payable February 15, 2003 to shareholders of record January 24, 2003 in an amount to be determined by applying the Quarterly Dividend Rate, as defined in the Articles of Continuance of the Corporation, to $25.00.

A quarterly dividend of $0.4375 per share was declared on the First Preferred Shares, Series B payable February 28, 2003 to shareholders of record February 7, 2003.

A quarterly dividend of $0.3250 per share was declared on the First Preferred Shares, Series C payable January 31, 2003 to shareholders of record January 10, 2003.

A quarterly dividend of $0.34375 per share was declared on the First Preferred Shares, Series D payable January 31, 2003 to shareholders of record January 10, 2003.

A quarterly dividend of $0.328125 per share was declared on the First Preferred Shares, Series E payable January 31, 2003 to shareholders of record January 10, 2003.

A quarterly dividend of $0.36875 per share was declared on the First Preferred Shares, Series F payable January 31, 2003 to shareholders of record January 10, 2003.

DIVIDEND ON COMMON SHARES

A quarterly dividend of $0.28 per share was declared on the common shares payable January 31, 2003 to shareholders of record December 30, 2002. This represents an increase of 2¢ or 7.7 per cent over the previous quarterly dividend of $0.26.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman

Robert Gratton
President and Chief Executive Officer

November 14, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial condition and results of operations of Power Financial Corporation ("Power Financial" or the "Corporation") for the three-month and nine-month periods ended September 30, 2002. This document should be read in conjunction with: the unaudited Interim Consolidated Financial Statements of Power Financial and notes thereto for the three-month and nine-month periods ended September 30, 2002; Management's Discussion and Analysis of Operating Results included in the Annual Report of the Corporation for the year ended December 31, 2001 and in the Quarterly Reports for the periods ended March 31 and June 30, 2002; the Consolidated Financial Statements and notes thereto for the year ended December 31, 2001, as well as the unaudited Interim Consolidated Financial Statements and notes thereto for the periods ended March 31 and June 30, 2002.

Through its controlling interests in Great-West Lifeco Inc. ("Lifeco") and Investors Group Inc. ("Investors Group"), Power Financial holds substantial interests in the financial services industry in Canada and the United States. Jointly with the Frère group of Belgium, Power Financial also holds a significant interest in Pargesa Holding S.A. ("Pargesa"). The Pargesa group has substantial holdings in a group of major media, energy, water, waste services and specialty minerals companies based in Europe.

The information contained herein concerning Lifeco, Investors Group and Pargesa has been summarized from information publicly disclosed by them.

In establishing its statement of earnings, Power Financial uses Pargesa's economic (flow-through) presentation of results adjusted to eliminate the effect of amortization of goodwill as under Canadian accounting rules goodwill is no longer amortized. These adjustments represent in aggregate $0.08 per share in the nine-month period of 2002 and relate primarily to Pargesa's indirect share of goodwill amortization reported by Bertelsmann AG.

Furthermore, Pargesa publicly released its financial results for the six-month period ended June 30, 2002 on September 3rd. Actual earnings were different from estimates provided to Power Financial in the month of July for purposes of the Corporation's June 30, 2002 results. As stated in a press release issued by Power Financial on September 3, 2002, Bertelsmann's net earnings for the six-month period released early in September included:

- higher than anticipated earnings before contingency provision (impact on Power Financial: $17 million or $0.05 per share); and
- the establishment of a contingency provision of €1 billion (Power Financial's share: $53 million or $0.15 per share) to account for a possible write-down on the music company Zomba. This provision may be re-evaluated at year-end.

The impact of these differences are reflected in the Corporation's third-quarter earnings.

On June 25, 2002, the Corporation gave notice of its intention to redeem all of its outstanding Variable Rate Exchangeable Debentures, due April 30, 2014 (the "Exchangeable Debentures"), whose principal amount was then approximately $105 million. Pursuant to the provisions of the trust indenture governing the Exchangeable Debentures, the holders of all the outstanding debentures elected to receive a specified number of shares of BCE Inc. ("BCE") and Nortel Networks Corporation ("Nortel") held by the Corporation upon redemption of their Exchangeable Debentures. As a result, on July 12, 2002, Power Financial delivered to such holders 5,465,742 shares of BCE and 8,583,325 shares of Nortel which the Corporation held. The shares delivered had a carrying value of approximately $103 million.

NINE-MONTH RESULTS

In this section, the principal subsidiaries, Lifeco and Investors Group, which make the most significant contribution to the earnings of the Corporation, are accounted for on the equity basis.

Net earnings of the Corporation are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries and affiliate before non-recurring items as well as results from corporate activities. In order to provide the reader with a more accurate basis for comparison in analysing operating activities, given the introduction of new rules under which goodwill is no longer amortized, operating earnings for 2001 are presented before amortization of goodwill, both on the Corporation's investments and its share of goodwill as recorded by subsidiaries and affiliate;

- goodwill amortization, which applies only to 2001; and
- other income.

In 2001, results also included Power Financial's share of specific charges recorded by Lifeco relating to Alta Health & Life Insurance Company ("Alta"), a subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"), in the first half of the year, and to claims provisions for the U.S. events of September 11, 2001.

EARNINGS SUMMARY

	Nine Months 2002		Nine Months 2001	
(in millions of dollars, except per share amounts) (unaudited)	Total [1]	per share	Total [1]	per share
Operating earnings	806	2.23	694	1.93
Goodwill amortization	–	–	(75)	(0.21)
Share of specific charges	–	–	(189)	(0.55)
Other income	(62)	(0.18)	270	0.78
Net earnings	744	2.05	700	1.95

(1) before dividends on preferred shares

OPERATING EARNINGS For the nine-month period ended September 30, 2002, operating earnings were $806 million or $2.23 per share, as against $694 million or $1.93 per share in 2001, an increase of 15.5 per cent on a per share basis.

The increase in operating earnings reflects primarily growth in the contribution from subsidiaries and affiliate. In 2002, Pargesa's contribution to operating earnings, which as explained above has been adjusted to add-back the impact of goodwill amortization expense, includes higher dividends received in the second quarter by Groupe Bruxelles Lambert ("GBL") from its holding in Suez and TotalFinaElf (which are accounted for at cost), as well as the preferred dividend recorded by GBL in May 2002 on its holding in Bertelsmann.

The foregoing is partly offset by a decrease in corporate results. On a per share basis, 2002 nine-month operating earnings also include the effect of increased dividends paid on the Corporation's preferred shares, including dividends on the Preferred Shares Series E (which were issued at the end of 2001) and Series F (issued in July of this year).

GOODWILL AMORTIZATION Goodwill, which is no longer amortized under new Canadian accounting standards effective January 1, 2002, resulted in an expense of $75 million or $0.21 per share in the nine-month period ended September 30, 2001.

Goodwill amortization consisted primarily of the Corporation's share of goodwill recorded by its subsidiaries and affiliate and included the Corporation's share of goodwill amortization recorded by Investors Group following its acquisition of Mackenzie Financial Corporation ("Mackenzie") in April of last year.

SHARE OF SPECIFIC CHARGES In 2001, Power Financial's share of specific charges recorded by Lifeco, relating to Alta in the first half of the year and to a claims provision resulting from the September 11, 2001 events in the third quarter, amounted to $189 million or $0.55 per share.

OTHER INCOME Other income for the nine-month period ended September 30, 2002 consisted of a charge of $62 million or $0.18 per share, compared with income of $270 million or $0.78 per share in the corresponding period of last year.

In 2002, this represents the impact on the Corporation's third-quarter earnings of non-operating items recorded within the Pargesa group. The most significant item included in this figure is the Corporation's share of the €1 billion contingency provision recorded by Bertelsmann in connection with the transaction in Zomba, as described above.

In 2001, the Corporation recorded, during the second quarter, a $231-million dilution gain as a result of the decrease in its ownership in Investors Group (as part of the acquisition of Mackenzie, Investors Group issued common shares to third parties at a price above book value); this gain was partly offset by Power Financial's share ($33 million after tax) of the special charge related to costs to be incurred in realizing synergies from the acquisition of Mackenzie by Investors Group. Also included in other income in 2001 was the Corporation's share of net gains attributable to the Pargesa group.

NET EARNINGS As a result, net earnings were $744 million or $2.05 per share in the nine-month period ended September 30, 2002, compared with $700 million or $1.95 per share in the corresponding period of 2001.

THIRD-QUARTER RESULTS

Operating earnings were $272 million or $0.75 per share in the third quarter of 2002, compared with $237 million or $0.66 per share in the corresponding period of 2001 representing an increase of 13.6 per cent on a per share basis. As noted above, the impact of differences between Pargesa's actual figures and estimates for the six-month period ended June 30, 2002 is included in 2002 third-quarter operating earnings.

Including other income consisting of a $62 million charge, net earnings were $210 million or $0.57 per share during the third quarter of 2002, compared with $206 million or $0.57 per share for the third quarter of 2001. Net earnings in the third quarter of 2001 included goodwill amortization of $30 million, Power Financial's $58 million share of specific charges recorded by Lifeco, and other income of $57 million.

CASH FLOW

On a consolidated basis, cash and cash equivalents increased during the nine-month period by $612 million, compared with a decrease of $330 million during the same period of last year.

Operating activities produced a net inflow of $712 million during the period in 2002, compared with a net inflow of $1,227 million for the corresponding period of 2001.

Cash flow from financing activities resulted in a net outflow of $712 million in 2002, compared with a net inflow of $1,454 million in the nine-month period of 2001. Included in the 2001 figure were the financing activities relating to the acquisition of Mackenzie by Investors Group.

Cash flow from investing activities resulted in a net inflow of $612 million in 2002, compared with a net outflow of $3,011 million in 2001, which included the acquisition of Mackenzie by Investors Group.

DIVIDEND PER COMMON SHARE

Power Financial declared a dividend of 28 cents per common share during the fourth quarter of 2002, compared with 24 cents for the same quarter of the previous year, an increase of 16.7 per cent. For the year, total dividends declared per common share amounted to $1.04 in 2002, compared with 88 cents in 2001, an increase of 18.2 per cent.

SHAREHOLDERS' EQUITY

Power Financial's shareholders' equity was $6,546 million at September 30, 2002, compared with $5,828 million at the end of 2001. The increase of $718 million is primarily due to:

- the increase of $150 million in preferred shares stated capital, representing the gross proceeds from the issuance of 6,000,000 Non-Cumulative First Preferred Shares, Series F on July 16, 2002;
- an increase of $444 million in retained earnings; and
- a net $123 million positive variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Pargesa and GWL&A.

SUBSEQUENT EVENT

On November 19, 2002, the Corporation announced that it had agreed to issue 6,000,000 Non-Cumulative First Preferred Shares, Series H, carrying a 5.75% annual dividend for gross proceeds of $150 million; the Corporation has provided the underwriters with an option to acquire up to an additional 2 million shares on the foregoing terms at any time up to the closing date. Closing is expected on or about December 9, 2002.

Lifeco reported net income attributable to common shareholders of $696 million or $1.889 per common share for the nine months ended September 30, 2002, compared with $0.877 per common share reported in the same period of last year.

Adjusted for goodwill amortization and specific charges related to Alta and the events of September 11, 2001, nine-month earnings per share would have been $1.645 in 2001. On this basis, nine-month earnings per share in 2002 of $1.889 represent an increase of 15 per cent over the 2001 figure.

For the third quarter, net income attributable to common shareholders was $240 million, compared with adjusted 2001 results of $213 million.

HIGHLIGHTS – NINE MONTHS 2002

- Adjusted earnings per common share increased 15 per cent over 2001 levels, reflecting solid increases in earnings from Lifeco's Canadian and United States operations.
- Return on common shareholders' equity was 22.3 per cent for the twelve months ended September 30, 2002, compared with 21.0 per cent in 2001, using adjusted 2001 results.
- Quarterly dividends declared were $0.2475 per common share payable December 31, 2002. Dividends paid on common shares for nine months of 2002 were 21 per cent higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company ("Great-West Life") in Canada and GWL&A in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization and the charges related to Alta and the events of September 11, 2001.

Canadian consolidated net earnings of Lifeco attributable to common shareholders for the nine months ended September 30, 2002 increased 15 per cent to $325 million from $282 million at September 30, 2001. For the third quarter, Canadian net income was $114 million, compared with $97 million at September 30, 2001, up 18 per cent after adjusting for charges relating to the events of September 11, 2001.

Total premiums and deposits for the nine months ended September 30, 2002, including reinsurance premiums, were up 13 per cent from 2001 levels.

Fee income increased 10 per cent in the nine months ended September 30, 2002 compared with 2001, associated with increases in both segregated funds assets and ASO contract volumes.

During the third quarter, the company recognized a reduction in provision for income taxes arising from the completion of tax audits, as well as an increase in reinsurance actuarial reserves related to potential exposures to future risks. The net impact on earnings from these two events was not material.

Total assets under administration at September 30, 2002 were $53.3 billion, up 3 per cent from a year ago essentially the same as at December 31, 2001.

Lifeco's United States consolidated net earnings for the first nine months of 2002 increased 13 per cent to $371 million from $329 million a year ago. For the third quarter, United States net income was $126 million, compared with $116 million at September 30, 2001, an increase of 9 per cent.

GWL&A's nine-month net income attributable to common shareholders increased to US$242 million from US$222 million at September 30, 2001. For the third quarter, GWL&A's net earnings were US$82 million, compared with US$78 million a year ago.

The decrease in US dollars premium income and deposits for the nine months ended September 30, 2002 of 13 per cent was comprised of reductions in both Employee Benefits and Financial Services. The change in the Employee Benefits segment is due to a contraction in health care medical membership, while the change in the Financial Services segment is primarily due to lower 401(k) single premium deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in year-to-date fee income in 2002 arises out of both the health care business and the effects of the U.S. equity markets on segregated funds fees.

Total assets under administration were $41.1 billion at September 30, 2002, relatively unchanged from a year ago, and down $3.1 billion compared with December 31, 2001, essentially due to reductions in market values of segregated funds.

GREAT-WEST LIFECO INC.

FINANCIAL HIGHLIGHTS (unaudited)

For the nine months ended September 30 (in millions of dollars, except per share amounts)	2002			2001			Change (%)
Premiums:	Canada	U.S.	Total	Canada	U.S.	Total	
Life insurance, guaranteed annuities and insured health products	3,176	2,249	5,425	2,986	2,298	5,284	3
Reinsurance & specialty general insurance	2,882	–	2,882	2,328	–	2,328	24
Self-funded premium equivalents (ASO contracts) (1)	1,002	6,196	7,198	924	6,684	7,608	(5)
Segregated funds deposits: (1)							
Individual products	1,329	500	1,829	1,215	1,057	2,272	(19)
Group products	829	2,497	3,326	700	2,878	3,578	(7)
Total premiums and deposits	9,218	11,442	20,660	8,153	12,917	21,070	(2)
Fee and other income	316	1,063	1,379	286	1,128	1,414	(2)
Paid or credited to policyholders	6,675	2,759	9,434	5,960	2,860	8,820	7
Net income attributable to:							
Preferred shareholders	23	–	23	22	1	23	–
Common shareholders	325	371	696	164	162	326	113
2001 adjustments (2)							
Goodwill amortization	–	–	–	45	3	48	
Alta	–	–	–	–	164	164	
September 11, 2001	–	–	–	73	–	73	
Adjusted net income attributable to common shareholders (2)	325	371	696	282	329	611	14
Per common share							
Basic earnings			1.889			0.877	115
2001 adjustments (2)							
Goodwill amortization			–			0.129	
Alta			–			0.440	
September 11, 2001			–			0.199	
Adjusted basic earnings (2)			1.889			1.645	15
Dividends paid			0.6975			0.575	21
Return on common shareholders' equity (12 months):							
Net income			22.3%			13.7%	
Adjusted net income (2)			22.5%			21.0%	
At September 30							
Total assets	35,387	24,048	59,435	34,091	24,057	58,148	2
Segregated funds assets (1)	17,892	17,055	34,947	17,642	18,060	35,702	(2)
Total assets under administration	53,279	41,103	94,382	51,733	42,117	93,850	1
Capital stock and surplus			4,715			4,287	10
Book value per common share			11.40			10.16	12

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:

(i) a charge of $48 million after tax or $0.129 per common share for the nine months ended September 30, 2001 related to the amortization of goodwill. On January 1, 2002, the company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 2 of the interim financial statements);

(ii) a second-quarter charge of $164 million after tax or $0.440 per common share related to Alta, an indirect wholly owned subsidiary and part of the company's United States Employee Benefits segment.

(iii) a third-quarter charge of $73 million after tax or $0.199 per common share from the events of September 11, 2001.

Return on common shareholders' equity is also presented excluding 2001 adjustments.

INVESTORS GROUP INC.

Figures below reflect the inclusion of Mackenzie from the date of acquisition effective April 20, 2001.

Investors Group reported net income attributable to common shareholders for the nine months ended September 30, 2002 of $371.8 million or $1.40 per share, compared with $279.2 million or $1.15 per share for the same period in 2001[1], after excluding both the restructuring charge of $54.1 million after tax taken in the second quarter of last year related to the acquisition of Mackenzie and goodwill amortization (related to the acquisition of Mackenzie and to the company's investment in Lifeco). This represents an increase of 21.9 per cent on a per share basis.

A change in accounting estimates effective April 1, 2001 related to amortization of sales commissions, reduced expenses and increased earnings for the nine months ended September 30, 2002 by $19.8 million after tax or $0.075 per share. Excluding this change, earnings per share for the nine-month period would have been $1.33, an increase of 15.4 per cent over the 2001 figure. Investors Group changed the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. This estimate is also consistent with that used by Mackenzie and the Canadian industry generally.

For the three months ended September 30, 2002, net income attributable to common shareholders was $124.7 million or $0.471 per share, compared with $111.8 million or $0.423 per share in the third quarter of 2001 after excluding goodwill amortization, an increase of 11.3 per cent on a per share basis.

HIGHLIGHTS

- Gross revenues for the first nine months of 2002 were $1,492.4 million, compared with $1,273.8 million last year. Gross revenues for the third quarter were $479.2 million, compared with $502.5 million in the prior year. Operating expenses were $864.9 million for the nine months and $271.6 million for the quarter, compared with $790.7 million and $311.9 million respectively in 2001.
- Client assets under management and administration at September 30, 2002 totalled $74.1 billion, compared with $75.8 billion at September 30, 2001.
- Shareholders' equity at September 30, 2002 was $2.9 billion, compared with $2.7 billion at December 31, 2001. Return on average common equity for the nine months was 19.6 per cent, compared with 19.9 per cent for the same period in 2001.

(1) Including the restructuring charge and goodwill amortization, net earnings attributable to common shareholders were $174.7 million for the nine-month period in 2001.

INVESTORS GROUP'S OPERATIONS

Year-to-date mutual fund sales through the Investors Group consultant network were $4.0 billion, compared with $4.3 billion in the prior year and net sales were $331 million, compared with last year's $680 million. Net sales of long-term funds (excluding money market funds) were $239 million, 45.3 per cent below 2001 net sales of $436 million.

Investors Group recorded mutual fund sales through its own consultant network of $964 million for the third quarter, compared with $1,141 million in the prior year. For the quarter, mutual fund net redemptions were $216 million, compared with net sales of $88 million in 2001 and net redemptions of long-term funds were $220 million, compared with net sales of $18 million in 2001.

Mutual fund assets at September 30, 2002 were $36.4 billion, a decrease of 5 per cent, compared with $38.3 billion at September 30, 2001. Mutual fund assets in 2001 have been restated to exclude $2.3 billion in Maxxum assets transferred to Mackenzie effective October 5, 2001.

Redemption rate (excluding money market funds) was 9.6 per cent at the end of the quarter, down from 10.2 per cent a year ago.

MACKENZIE'S CANADIAN OPERATIONS

Mutual fund sales for the nine-month period were $4.7 billion, compared with $4.1 billion in the prior year. Mutual fund net sales for the period were $277 million, compared with $213 million in the prior year. Mackenzie's net sales of long-term funds (excluding money market and managed yield funds) were $696 million for the period, compared with net redemptions of $544 million in 2001.

Mackenzie recorded sales of mutual funds in its Canadian operations of $1.2 billion for the quarter, up 6 per cent from the same quarter last year. Mutual fund net redemptions for the period were $101 million, compared with net sales of $28 million in the prior year. Net redemptions of long-term funds (excluding money market and managed yield funds) were $83 million for the period, compared with net redemptions of $169 million in 2001.

Mackenzie's Canadian mutual fund assets under management at September 30, 2002 were $30.0 billion, compared with $30.7 billion a year ago. Mutual fund assets at both dates reflect the transfer of Maxxum assets.

Mackenzie's redemption rate for long-term funds was 11.8 per cent at the end of September 2002, compared with 11.2 per cent at the end of September 2001.

INVESTORS GROUP INC.

FINANCIAL HIGHLIGHTS (unaudited)

(in millions of dollars, except per share amounts)	For the three months ended September 30 2002	2001	Change (%)	For the nine months ended September 30 2002	2001	Change (%)
Net income available to common shareholders [1]	124.7	110.6	12.7	371.8	275.5	35.0
Goodwill amortization [2]	–	1.2		–	3.7	
Adjusted net income	124.7	111.8	11.5	371.8	279.2	33.2
Diluted earnings per share [1]	0.471	0.418	12.7	1.402	1.135	23.5
Goodwill amortization [2]	–	0.005		–	0.015	
Adjusted diluted earnings per share	0.471	0.423	11.3	1.402	1.150	21.9
Dividends per share	0.225	0.190	18.4	0.635	0.540	17.6
Return on equity				19.6%	19.9%	
Mutual funds						
Investors Group Inc.						
Sales	964.0	1,249.7	(22.9)	3,951.1	4,762.6	(17.0)
Net sales	(216.2)	113.9	N/M	330.6	874.4	(62.2)
Assets under management [3]				36,422.8	40,562.0	(10.2)
Mackenzie Financial Corporation [4]						
Sales	1,177.0	1,110.8	6.0	4,678.0	2,048.2	N/M
Net sales	(100.8)	(27.7)	N/M	276.9	(43.9)	N/M
Assets under management [3]				30,037.2	28,414.1	5.7
Combined mutual fund assets under management				66,460.0	68,976.2	(3.6)
Insurance in force (face amount)				26,725.0	23,927.6	11.7
Securities operations assets under administration [5]				4,089.4	3,432.0	19.2
Mortgages serviced [5]				7,087.7	7,745.4	(8.5)
Deposits and certificates [5]				700.2	659.9	6.1
Clients [5]				2,656,556	2,664,293	(0.3)
Client accounts [5]				9,588,221	9,438,841	1.6
Consultants				3,266	3,460	(5.6)
Employees [5]				3,300	3,609	(8.6)
Financial planning centres				108	103	4.9

(1) Net income and earnings per share for the nine-month period ended September 30, 2001 exclude a restructuring charge of $95.6 million ($54.1 million after tax) taken in the second quarter. Goodwill amortization related to the acquisition of Mackenzie is excluded from both the three- and nine-month periods in 2001.

(2) Represents goodwill amortization related to the company's investment in affiliate to reflect accounting standards now in effect. (See Note 1 of the interim financial statements.)

(3) Assets of $2,214.5 million were transferred to Mackenzie on integration of Maxxum operations with Mackenzie effective October 5, 2001.

(4) For Canadian mutual fund operations only. 2001 results are from date of acquisition or as at September 30.

(5) Includes Mackenzie.

Note: Certain comparative figures in this report have been restated to conform with current year presentation.

PARGESA HOLDING S.A.

CONSOLIDATED RESULTS For the nine-month period ended September 30

(in millions of SF) (unaudited)	9 months 2002	9 months 2001
Operating contribution of major holdings		
Consolidated:		
Imerys	73.1	64.2
Bertelsmann (from July 1, 2001)	(38.3)	0.0
RTL Group (until June 30, 2001)	–	11.3
Non-consolidated holdings (dividends):		
TotalFinaElf	65.4	56.9
Suez	37.7	35.5
Operating contribution of major holdings	137.9	167.9
Operating contribution of other companies subject to equity accounting	4.1	7.5
Operating income contributed by holding companies	(13.1)	(3.9)
Operating income	128.9	171.5
Non-operating contribution of companies subject to equity accounting	(195.7)	(1.9)
Non-operating income contributed by holding companies	(19.4)	378.4
Depreciation of goodwill by holding companies	(6.3)	(19.7)
Net income	(92.5)	528.3
Per share (SF): operating income	77	102
net income	(55)	315
Average number of shares outstanding (thousands)	1,677	1,675

PARGESA HOLDING S.A.

CONSOLIDATED HOLDINGS

Imerys S.A. is performing well despite a rather mediocre economic situation. Measures taken to improve the added value of its product portfolio and to optimize production costs resulted in higher profits; operating income for the first nine months grew 16.2 per cent to €146 million. Pargesa's share of Imerys operating contribution, after depreciation of goodwill, increased by 14 per cent in the nine-month period, to SF73.1 million.

Bertelsmann's net income for the nine-month period amounted to €1,230 million. It included EBITA of €259 million, capital gains of €2,850 million (most of which relating to the sale of AOL shares), amortization of goodwill of €630 million, interest expenses of €195 million, a credit of taxes of €81 million, minority interests of €35 million and provisions of €1,100 million.

Contribution from Bertelsmann to Pargesa's earnings does not include Pargesa's share of gains on sale of AOL shares, since these gains were already included in the purchase price allocation in 2001. In May 2002, Bertelsmann paid a dividend of €135 million to GBL, thus increasing significantly GBL's cash earnings. Pargesa's share of this dividend was SF99 million. Of this amount, SF46 million represents a preferred dividend which is not eliminated in the consolidation process and has been added to Bertelsmann's contribution to Pargesa's operating income.

Pargesa's share of Bertelsmann's €1,100 million provision, which includes the €1,000 million contingency provision relating to Zomba, is recorded as non-operating income.

NON-CONSOLIDATED HOLDINGS

Contribution from TotalFinaElf and Suez, investments that are carried at cost, represents Pargesa's share of the annual dividend received in the second quarter from these companies. These two holdings will not make any further contribution in 2002.

NON-OPERATING INCOME

Non-operating income in 2002 includes Pargesa's share of the Bertelsmann contingency provision relating to Zomba for SF(184) million. In the third quarter, GBL adjusted the value of the Rhodia shares it holds to their market price as at September 30, 2002, which translated into a negative SF18 million for Pargesa.

In 2001, non-operating income for the nine-month period was SF378.4 million and consisted mainly of Pargesa's share of the gain resulting from the exchange by GBL of its 29.9 per cent interest in RTL Group for a 25.1 per cent interest in Bertelsmann in the third quarter of that year.

POWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in millions of dollars)	September 30, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	2,732	2,120
Investments		
Shares	1,474	1,500
Bonds	32,428	32,585
Mortgages and other loans	14,804	15,237
Real estate	1,262	1,276
	49,968	50,598
Investment in affiliate, at equity	1,513	1,406
Goodwill and intangibles (Note 2)	5,081	4,796
Future income taxes	391	483
Other assets	7,905	7,666
	67,590	67,069
LIABILITIES		
Policy liabilities		
Actuarial liabilities	44,254	43,909
Other	3,771	3,690
Deposits and certificates	700	671
Long-term debt	2,253	2,437
Future income taxes	419	269
Other liabilities	5,073	5,791
	56,470	56,767
Non-controlling interests	4,574	4,474
SHAREHOLDERS' EQUITY		
Stated capital (Note 3)		
Preferred shares	900	750
Common shares	548	547
Retained earnings	4,646	4,202
Foreign currency translation adjustments	452	329
	6,546	5,828
	67,590	67,069

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
REVENUES				
Premium income	3,110	2,545	8,307	7,612
Investment income	922	920	2,827	2,842
Fee income	886	954	2,776	2,592
	4,918	4,419	13,910	13,046
EXPENSES				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	3,522	2,994	9,434	8,820
Commissions and operating expenses	866	967	2,772	2,820
Special charges	–	–	–	202
Interest expense	36	18	111	59
	4,424	3,979	12,317	11,901
	494	440	1,593	1,145
Share of earnings of affiliate	14	3	60	37
Other income (expenses), net (Note 6)	(62)	57	(62)	208
Earnings before income taxes, amortization of goodwill and non-controlling interests	446	500	1,591	1,390
Income taxes	138	185	524	411
Amortization of goodwill	–	44	–	100
Non-controlling interests	98	65	323	179
Net earnings	210	206	744	700
Earnings per common share (Note 5)				
Basic	0.57	0.57	2.05	1.95
Diluted	0.56	0.56	2.02	1.92
Earnings before amortization of goodwill per common share				
Basic	0.57	0.65	2.05	2.16
Diluted	0.56	0.64	2.02	2.13

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

For the nine months ended September 30 (in millions of dollars)	2002	2001
Retained earnings, beginning of year	4,202	3,663
Add		
Net earnings	744	700
	4,946	4,363
Deduct		
Dividends		
Preferred shares	32	23
Common shares	264	222
Excess of cost over stated value of common shares purchased for cancellation	–	15
Other	4	2
	300	262
Retained earnings, end of period	4,646	4,101

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in millions of dollars)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
OPERATING ACTIVITIES				
Net earnings	210	206	744	700
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	738	432	610	968
Decrease (increase) in funds withheld by ceding insurers	(416)	(294)	(61)	(543)
Amortization and depreciation	6	55	21	123
Future income taxes	(59)	60	22	(36)
Non-controlling interests	98	65	323	179
Other	(538)	(27)	(947)	(164)
Cash from operating activities	39	497	712	1,227
FINANCING ACTIVITIES				
Dividends paid				
By subsidiaries to non-controlling interests	(49)	(49)	(147)	(115)
Preferred shares	(10)	(8)	(29)	(24)
Common shares	(90)	(76)	(257)	(215)
	(149)	(133)	(433)	(354)
Issue of common shares	–	–	1	–
Issue of preferred shares	150	–	150	–
Issue of common shares by subsidiaries	2	–	19	–
Repurchase of common shares	–	(15)	–	(15)
Repurchase of common shares by subsidiaries	(53)	(83)	(127)	(149)
Issue of preferred shares by a subsidiary	–	–	–	360
Issue of long-term debt, commercial paper and other loans	–	–	–	2,047
Repayment of long-term debt, commercial paper and other loans	(62)	(428)	(349)	(463)
Other	–	46	27	28
	(112)	(613)	(712)	1,454
INVESTMENT ACTIVITIES				
Bond sales and maturities	5,456	3,510	15,944	13,597
Mortgage loan repayments	405	610	1,272	2,129
Sale of shares	169	60	381	663
Change in loans to policyholders	238	(178)	68	(409)
Change in repurchase agreements	(55)	94	47	445
Investment in subsidiaries	–	–	–	(2,602)
Investment in bonds	(5,112)	(3,968)	(15,791)	(14,543)
Investment in mortgage loans	(363)	(442)	(1,056)	(1,832)
Investment in shares	(70)	(32)	(470)	(422)
Other	85	(23)	217	(37)
	753	(369)	612	(3,011)
Increase (decrease) in cash and cash equivalents	680	(485)	612	(330)
Cash and cash equivalents, beginning of period	2,052	1,986	2,120	1,831
Cash and cash equivalents, end of period	2,732	1,501	2,732	1,501

1. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at September 30, 2002 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2001, except as noted below.

GOODWILL

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 3062 – Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with an indefinite life are no longer amortized but must be reviewed for impairment at least annually.

No impairment loss resulted from the transitional impairment testing of allocated goodwill. Other than the elimination of goodwill amortization charges and a reclassification of $216 million from Future Income Taxes to Goodwill on the Corporation's balance sheet, the new standards had no impact on the financial statements for the three months and nine months ended September 30, 2002.

Goodwill amortization amounted to $44 million and $100 million respectively for the three months and nine months ended September 30, 2001. In accordance with the provisions of Section 3062, prior periods have not been restated.

FOREIGN CURRENCY TRANSLATION

On January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 1650 – Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. This change in accounting policy had no material effect on the financial statements of the Corporation.

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based payments to non-employees must be accounted for using a fair value-based method of accounting. This new standard encourages, but does not require, the use of the fair value-based method to account for stock-based transactions with employees. The Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. Subsidiaries of the Corporation issued stock options during the nine-month period ended September 30, 2002. Had the fair value based accounting method been applied to options granted in the period, net earnings would have been reduced by less than $1 million and earnings per common share would have been reduced by less than $0.01.

MOVING AVERAGE MARKET METHOD

Effective July 1, 2002, Great-West Lifeco Inc. has implemented revised OSFI rates used to calculate the moving average market value adjustment for stocks and real estate. The rate used to adjust stocks towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and does not have a material effect on the financial statements of the Corporation.

COMPARATIVE FIGURES

Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in the Corporation's goodwill and intangible assets for the first nine months is as follows:

(in millions of dollars)

GOODWILL	
Balance, beginning of year	4,796
Reclassification between goodwill and intangible assets	(1,389)
Reclassification between goodwill and future income taxes	216
Other	69
Balance, end of period	3,692
INTANGIBLE ASSETS	
Balance, beginning of year	–
Reclassified from goodwill	1,389
Balance, end of period	1,389

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and shareholders portion of acquired future Participating account profits. These are indefinite life intangible assets and are not subject to amortization.

3. CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

Authorized

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and Outstanding

	September 30, 2002		December 31, 2001	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
		(in millions of dollars)		(in millions of dollars)
Preferred Shares				
Series A First Preferred Shares	4,000,000	100	4,000,000	100
Series B First Preferred Shares	6,000,000	150	6,000,000	150
Series C First Preferred Shares	6,000,000	150	6,000,000	150
Series D First Preferred Shares	6,000,000	150	6,000,000	150
Series E First Preferred Shares	8,000,000	200	8,000,000	200
Series F First Preferred Shares	6,000,000	150		
		900		750
Common Shares	346,856,840	548	346,701,840	547

STOCK OPTION PLAN

Options were outstanding at September 30, 2002 to purchase, until October 21, 2011, 7,230,000 common shares, at various prices from $5.06250 to $33.73 per share.

4. SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE For the three months ended September 30, 2002 (in millions of dollars)

	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	3,110				3,110
Net investment income	878	34		10	922
Fee income	441	445			886
	4,429	479		10	4,918
EXPENSES					
Insurance claims	3,522				3,522
Commissions, other operating expenses	610	251		5	866
Interest expense		20		16	36
	4,132	271		21	4,424
	297	208		(11)	494
Share of earnings of affiliate			14		14
Other income - net			(62)		(62)
Earnings before the following:	297	208	(48)	(11)	446
Income taxes	60	78			138
Non-controlling interests	51	57		(10)	98
Contribution to consolidated net earnings	186	73	(48)	(1)	210

INFORMATION ON PROFIT MEASURE For the three months ended September 30, 2001 (in millions of dollars)

	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	2,545				2,545
Net investment income	892	34		(6)	920
Fee income	485	469			954
	3,922	503		(6)	4,419
EXPENSES					
Insurance claims	2,994				2,994
Commissions, other operating expenses	675	286		6	967
Special charges					–
Interest expense		26		(8)	18
	3,669	312		(2)	3,979
	253	191		(4)	440
Share of earnings of affiliate			3		3
Other income - net			57		57
Earnings before the following:	253	191	60	(4)	500
Income taxes	110	75			185
Amortization of goodwill	16	26		2	44
Non-controlling interests	31	38		(4)	65
Contribution to consolidated net earnings	96	52	60	(2)	206

4. SEGMENTED INFORMATION (CONTINUED)

INFORMATION ON PROFIT MEASURE For the nine months ended September 30, 2002 (in millions of dollars)

	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	8,307				8,307
Net investment income	2,704	95		28	2,827
Fee income	1,379	1,397			2,776
	12,390	1,492		28	13,910
EXPENSES					
Insurance claims	9,434				9,434
Commissions, other operating expenses	1,952	805		15	2,772
Interest expense		60		51	111
	11,386	865		66	12,317
	1,004	627		(38)	1,593
Share of earnings of affiliate			60		60
Other income - net			(62)		(62)
Earnings before the following:	1,004	627	(2)	(38)	1,591
Income taxes	283	240		1	524
Non-controlling interests	184	168		(29)	323
Contribution to consolidated net earnings	537	219	(2)	(10)	744

INFORMATION ON PROFIT MEASURE For the nine months ended September 30, 2001 (in millions of dollars)

	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	7,612				7,612
Net investment income	2,736	96		10	2,842
Fee income	1,414	1,178			2,592
	11,762	1,274		10	13,046
EXPENSES					
Insurance claims	8,820				8,820
Commissions, other operating expenses	2,061	740		19	2,820
Special charges	202				202
Interest expense		51		8	59
	11,083	791		27	11,901
	679	483		(17)	1,145
Share of earnings of affiliate			37		37
Other income - net		(96)	73	231	208
Earnings before the following:	679	387	110	214	1,390
Income taxes	258	158		(5)	411
Amortization of goodwill	48	47		5	100
Non-controlling interests	121	68		(10)	179
Contribution to consolidated net earnings	252	114	110	224	700

5. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

For the three months ended September 30 (in millions of dollars)	2002	2001
Net earnings	210	206
Dividends on preferred shares	(12)	(8)
Net earnings available to common shareholders	198	198
Weighted number of common shares outstanding (millions)		
Basic	346.9	347.1
Exercise of stock options	7.2	7.4
Shares repurchased	(2.4)	(2.6)
Weighted number of common shares outstanding (denominator) (millions)		
Diluted	351.7	351.9

For the nine months ended September 30 (in millions of dollars)	2002	2001
Net earnings	744	700
Dividends on preferred shares	(32)	(23)
Net earnings available to common shareholders	712	677
Weighted number of common shares outstanding (millions)		
Basic	346.8	347.1
Exercise of stock options	7.2	7.4
Shares repurchased	(2.3)	(2.7)
Weighted number of common shares outstanding (denominator) (millions)		
Diluted	351.7	351.8

6. OTHER INCOME (EXPENSES), NET

	For the three months ended September 30		For the nine months ended September 30	
(in millions of dollars)	2002	2001	2002	2001
Share of Pargesa non-operating earnings	(62)	57	(62)	73
Gain resulting from the dilution of the Corporation's interest in Investors Group				231
Restructuring costs				(96)
	(62)	57	(62)	208

7. CONTINGENCIES

During the second quarter 2002, the Ontario Court of Appeal determined that an appeal of the approval of the London Life settlement agreement relating to the proposed class actions should not proceed. The approval is now final.

8. OTHER

On June 25, 2002, the Corporation gave notice of its intention to redeem all of its outstanding Variable Rate Exchangeable Debentures, due April 30, 2014, whose principal amount was then approximately $105 million. Pursuant to their rights under the terms of the trust indenture governing the Exchangeable Debentures, the holders of all the outstanding debentures exercised their rights to receive a specified number of shares of BCE Inc. ("BCE") and Nortel Networks Corporation ("Nortel") held by the Corporation. As a result, on July 12, 2002, Power Financial delivered to such holders 5,465,742 shares of BCE (out of a total of 5,465,743 held by the Corporation) and 8,583,325 shares of Nortel in the aggregate (out of a total of 8,583,327), in lieu of the cash proceeds to which they would otherwise been entitled. The shares delivered had a carrying value of approximately $103 million.

9. SUBSEQUENT EVENT

On November 19, 2002, the Corporation announced that it had agreed to issue 6,000,000 Non-Cumulative First Preferred Shares, Series H carrying a 5.75% annual dividend for gross proceeds of $150 million; the Corporation has provided the underwriters with an option to acquire up to an additional 2 million shares on the foregoing terms at any time up to the closing date. Closing is expected on or about December 9, 2002.